Mail Stop 4-6

								March 25, 2005

Jan E. Chason
Chief Financial Officer
Majesco Holdings, Inc.
160 Raritan Center Parkway
Edison, New Jersey 08837


	RE: 	Majesco Holdings, Inc.
		Amendment 1 to Form S-3 filed March 16, 2005
		File No. 333-122519

		Post-Effective Amendment No. 2 to Form S-3 filed March
16,
2005
		File No. 333-115822


Dear Mr. Chason:

	This is to advise you that we reviewed your amended filings and have the following comment.

Incorporation of Information by Reference
1. Please reference the Form 10-Q for the period ended January 31, 2005, that was filed on March 17, 2005. See Item 12(a)(2) of Form S-
3.

Plan of Distribution
2. We note your response that you are not aware of any selling stockholder who is undertaking the writing of non-traded and exchange-traded call options or hedge transactions and accordingly, you are not aware of any parameters by which the selling shareholders may act. Please advise as to the basis for your belief that this offering mechanism is compliant with Regulation M. Alternatively, consider removing this language from your disclosure.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

    Please direct any questions to me at (202) 942-1818. If you require additional assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.


								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal




      cc:	Via Facsimile 212-983-3115
      	Faith L. Charles, Esq.
      	Todd Mason, Esq.
      	Mintz, Levin, Cohn, Ferris, Glovsky & Popeo

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Majesco Holdings, Inc.
Form S-1
Page 1